UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 16, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Powell Industries, Inc.

File No. 001-12488 - CF#18959

_____

Powell Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 9, 2006, as amended.

Based on representations by Powell Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1   through August 8, 2016

Exhibit 10.1   through August 8, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel